Exhibit 99.3

ILLINOIS TOOL WORKS INC.
PRO FORMA SEGMENT INFORMATION RESTATED FOR DISCONTINUED OPERATIONS*
(UNAUDITED)

(Dollars in thousands)

		1Q 2010		2Q 2010		3Q 2010		4Q 2010		2010 YTD		1Q 2011
Transportation												
Revenues	$	610,616	$	656,763	$	628,387	$	626,460	$	2,522,226	$	754,774
Operating income		92,267		104,022		92,020		81,145		369,454		120,304
% to revenue		15.1%		15.8%		14.6%		13.0%		14.6%		15.9%
Industrial Packaging												
Revenues		542,230		577,210		575,145		577,474		2,272,059		631,192
Operating income		57,524		61,966		63,445		48,368		231,303		66,097
% to revenue		10.6%		10.7%		11.0%		8.4%		10.2%		10.5%
Power Systems & Electronics												
Revenues		565,122		608,726		619,310		616,046		2,409,204		683,998
Operating income		110,890		122,175		127,974		108,205		469,244		144,372
% to revenue		19.6%		20.1%		20.7%		17.6%		19.5%		21.1%
Food Equipment												
Revenues		434,171		446,786		487,457		488,637		1,857,051		472,419
Operating income		56,470		61,809		86,244		50,537		255,060		67,330
% to revenue		13.0%		13.8%		17.7%		10.3%		13.7%		14.3%
Construction Products												
Revenues		385,475		465,554		455,801		446,655		1,753,485		463,287
Operating income		32,431		67,519		52,721		39,399		192,070		45,639
% to revenue		8.4%		14.5%		11.6%		8.8%		11.0%		9.9%
Polymers & Fluids												
Revenues		257,032		287,642		277,732		283,619		1,106,025		316,479
Operating income		42,953		57,847		49,893		38,003		188,696		46,665
% to revenue		16.7%		20.1%		18.0%		13.4%		17.1%		14.7%
Decorative Surfaces												
Revenues		240,940		254,349		251,361		241,042		987,692		267,246
Operating income		27,943		36,066		31,529		21,795		117,333		33,877
% to revenue		11.6%		14.2%		12.5%		9.0%		11.9%		12.7%
All Other												
Revenues		618,916		653,144		669,054		657,361		2,598,475		705,802
Operating income		105,197		114,631		115,899		95,130		430,857		134,308
% to revenue		17.0%		17.6%		17.3%		14.5%		16.6%		19.0%
Intersegment Revenues		(21,738)		(22,118)		(23,123)		(23,546)		(90,525)		(23,352)
As Reported on the Statement of Income												
Revenues	$	3,632,764	$	3,928,056	$	3,941,124	$	3,913,748	$	15,415,692	$	4,271,845
Operating income		525,675		626,035		619,725		482,582		2,254,017		658,592
% to revenue		14.5%		15.9%		15.7%		12.3%		14.6%		15.4%

*The 2010 quarterly and full year pro forma operating results of the Company and by segment have also been restated to reflect the elimination of the one month international reporting lag and certain reclassifications of 2010 segment data to conform with current year reporting. For additional information, refer to the Company's Form 8-K current reports dated April 21, 2011 and March 21, 2011.